SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CRAFT BREW ALLIANCE, INC.

(Name of the Issuer)

Craft Brew Alliance, Inc. Barrel Subsidiary, Inc. Anheuser-Busch Companies, LLC (Names of Persons Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

757473103

(CUSIP Number of Class of Securities)

Craft Brew Alliance, Inc. 929 North Russell Street Portland, OR 97227-1733 Phone: (503) 331-7270 Attn: Marcus Reed	Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118 Phone: (314) 577-2000 Attn: Thomas Larson

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000 Attn: Mark Gordon	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000 Attn: Frank J. Aquila & George J. Sampas

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Aggregate merger consideration*	$328,162,195.52	Amount of filing fee**	$42,595.45

*	The aggregate merger consideration was calculated as the sum of (a) 19,494,150 shares of common stock multiplied by the merger consideration of $16.50 per share, (b) 264,798 shares of CBA common stock underlying outstanding stock options multiplied by the per share merger consideration of $16.50 per share less the $9.76 weighted average exercise price of the outstanding stock options, and (c) 286,302 shares of CBA common stock underlying outstanding restricted stock units, assuming settlement of outstanding performance-based performance restricted stock units based on maximum performance, multiplied by the merger consideration of $16.50 per share.
**	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001298 by the aggregate merger consideration.
☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$42,595.45	Filing Party:	Craft Brew Alliance, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	December 20, 2019

Introduction

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on December 20, 2019 and subsequently amended on January 3, 2020, January 21, 2020 and June 11, 2020, and together with all exhibits thereto, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (i) Craft Brew Alliance, Inc. (“CBA”), (ii) Anheuser-Busch Companies, LLC, a Delaware limited liability company (“Parent”), and (iii) Barrel Subsidiary, Inc., a Washington corporation (“Merger Sub”) (each of (i) and (ii), a “Filing Person”, and together, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 11, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among CBA, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into CBA, with CBA continuing as the surviving corporation in the merger and a wholly owned subsidiary of Parent (the “Merger”).

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of this Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that CBA is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15.	Additional Information

Regulation M-A Item 1011

(c) Other material information. Item 15(c) is hereby amended and supplemented by adding the following at the end thereof:

On September 29, 2020, CBA filed the Articles of Merger with the Secretary of State of the State of Washington, pursuant to which the Merger became effective at 5:00 a.m., Pacific time, on September 30, 2020 (the "Effective Time").

At the Effective Time, each issued and outstanding share of common stock, par value $0.005 per share, of CBA (the “Shares”) (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, and Shares owned by CBA or any direct or indirect wholly owned subsidiary of CBA, and in each case not held on behalf of third parties, and (ii) Shares with respect to which dissenters’ rights have been validly exercised in accordance with Washington law) was converted into the right to receive $16.50 per share in cash, without any interest (the “Merger Consideration”). At the Effective Time, all of the Shares that were converted into the right to receive the Merger Consideration ceased to be outstanding, were cancelled and ceased to exist.

In connection with the closing of the Merger, each then outstanding option to purchase Shares (a “Company Option”), whether vested or unvested, that was granted under one of CBA’s stock plans and that had an exercise price equal to or below the Merger Consideration was cancelled and converted into the right to receive (without interest) cash equal to the product of (i) the number of Shares subject to the Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Option, less applicable tax withholding. Each Company Option for which the exercise price per Share was equal to or greater than the Merger Consideration was cancelled at the Closing without payment of consideration.

In addition, each outstanding restricted stock unit award corresponding to Shares (a “Company RSU Award”) was cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (i) the number of Shares subject to such Company RSU Award, multiplied by (ii) the Merger Consideration, less applicable tax withholding. To the extent outstanding at the time of the Merger’s completion, the number of Shares subject to a Company RSU Award equated to (x) 33% of the number of Shares that would be earned based on target performance for Company RSU Awards for the 2017-2019 performance cycle, and (y) 100% of the number of Shares that would be earned on target performance for Company RSU Awards for the 2018-2020 and 2019-2021 performance cycles.

On September 29, 2020, CBA requested that the NASDAQ Global Select Market (“NASDAQ”) suspend the Shares from trading effective as of the open of trading on September 30, 2020, remove the Shares from listing on NASDAQ and file with the SEC an application on Form 25 to report the delisting of Shares from NASDAQ. NASDAQ has informed CBA that on September 30, 2020, in accordance with CBA’s request, NASDAQ filed the Form 25 with the SEC in order to provide notification of such delisting and to effect the deregistration of Shares under Section 12(b) of the Exchange Act. CBA intends to file with the SEC a Form 15 with respect to the Shares, requesting the deregistration of Shares under Section 12(g) of the Exchange Act and the suspension of CBA’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on September 30, 2020, CBA issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit 99.1 to CBA's Current Report on Form 8-K filed concurrently with the SEC and incorporated herein by reference as Exhibit (a)(15) hereto.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1)* Definitive Proxy Statement of Craft Brew Alliance, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed with the SEC on January 21, 2020).

(a)(2)* Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)* Letter to Craft Brew Alliance, Inc. Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4)* Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5)* Press Release, dated November 11, 2019 (filed as Exhibit 99.1 to Craft Brew Alliance, Inc.’s Current Report on Form 8-K, filed November 12, 2019 and incorporated herein by reference).

(a)(6)* Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 6, 2019 (incorporated herein by reference).

(a)(7)* Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed on May 8, 2019 (incorporated herein by reference).

(a)(8)* Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2019 filed on August 7, 2019 (incorporated herein by reference).

(a)(9)* Craft Brew Alliance, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed on November 12, 2019 (incorporated herein by reference).

(a)(10)* Craft Brew Alliance, Inc.’s Supplement to the Proxy Statement filed on January 22, 2020 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(11)* Craft Brew Alliance, Inc.’s Supplement to the Proxy Statement filed on February 6, 2020 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(12)* Email to Employees of Craft Brew Alliance, Inc., dated February 14, 2020 filed on February 18, 2020 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(13)* Craft Brew Alliance, Inc.’s Supplement to the Proxy Statement filed on February 18, 2020 pursuant to Rule 14a-12 (incorporated herein by reference).

(a)(14)* Press Release, dated June 10, 2020 (filed as Exhibit 99.1 to Craft Brew Alliance, Inc.’s Current Report on Form 8-K, filed June 10, 2020 and incorporated herein by reference).

(a)(15) Joint Press Release of Craft Brew Alliance, Inc. and Anheuser-Busch Companies, LLC, dated as of September 30, 2020 (filed as Exhibit 99.1 to Craft Brew Alliance, Inc.’s Current Report on Form 8-K, filed concurrently with the SEC and incorporated herein by reference).

(b) None.

(c)(1)* Preliminary Draft of Discussion Materials of Goldman Sachs & Co. LLC, dated October 29, 2019, and Discussion Materials of Goldman Sachs & Co. LLC, dated November 11, 2019.

(c)(2)* Draft Select Public Information Discussion Materials of Lazard Fréres & Co. LLC, dated October 22, 2019, and Draft Select Public Information Discussion Materials of Lazard Fréres & Co. LLC, dated November 4, 2019.

(c)(3)* Opinion of Goldman Sachs & Co. LLC, dated November 11, 2019 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1)* Agreement and Plan of Merger, dated as of November 11, 2019, by and among Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc., and Craft Brew Alliance, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)* Amended and Restated Exchange and Recapitalization Agreement, dated May 1, 2011, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibits 10.22 and 10.23 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(3)* Amended and Restated Master Distributor Agreement, dated May 1, 2011, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibits 10.24, 10.25, 10.26 and 10.27 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(4)* Contract Brewing Agreement, dated August 23, 2016, by and between Craft Brew Alliance, Inc. and A-B Commercial Strategies, LLC (incorporated herein by reference to Exhibit 10.28 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(5)* Contract Brewing Agreement, dated January 30, 2018, as amended, by and between Craft Brew Alliance, Inc. and Anheuser-Busch Companies, LLC (incorporated herein by reference to Exhibit 10.29 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(6)* International Distribution Agreement, dated August 23, 2016, by and between Craft Brew Alliance, Inc. and Anheuser-Busch Worldwide Investments, LLC (incorporated herein by reference to Exhibit 10.30 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(d)(7)* Registration Rights Agreement, dated July 1, 2004, by and between Craft Brew Alliance, Inc. and Anheuser-Busch, LLC, as successor in interest to Anheuser-Busch, Inc. (incorporated herein by reference to Exhibit10.31 to Craft Brew Alliance, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

(e) None.

(f)* Chapter 23B.13 of the Washington Business Corporation Act (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

(h) None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 30, 2020.

CRAFT BREW ALLIANCE, INC.

By:	/s/ Marcus H. Reed
Name: Marcus H. Reed
Title: General Counsel and Assistant Secretary

Anheuser-Busch Companies, LLC

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary

BARREL SUBSIDIARY, INC.

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary